UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                         AMENDMENT NO. 3

                     The Grand Union Company
-----------------------------------------------------------------
                        (Name of Issuer)

            Common Stock (Par Value $ 1.00 Per Share)
    (Upon Conversion of Class A Convertible Preferred Stock)
-----------------------------------------------------------------
                 (Title of Class of Securities)

                            386532303
-----------------------------------------------------------------
                         (CUSIP Number)

                     David K. Robbins, Esq.
            Fried, Frank, Harris, Shriver & Jacobson
               350 South Grand Avenue, 32nd Floor
                     Los Angeles, CA  90071
                         (213) 473-2005
       ----------------------------- Michael Pastore, Esq.
             General Electric Investment Corporation
                       3003 Summer Street
                  Stamford, Connecticut  06904
                         (203) 326-2312

                 ------------------------------
  (Name, Address and Telephone Number of Persons Authorized to
               Receive Notices and Communications)

                         March 20, 1997
-----------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed  a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
ITEM 1.  SECURITY AND ISSUER.
         -------------------

         Item 1 of the Schedule 13D is hereby amended and supplemented to add the following:

        This Amendment No. 3 is filed on behalf of Trefoil Capital Investors II, L.P., a Delaware limited partnership ("TREFOIL"), Trefoil Investors II, Inc., a Delaware corporation, Sigma Hedge Partners, G.P., a Delaware partnership, Delta PT Investors Corporation, a Delaware corporation, Epsilon Equities, Inc., a Delaware corporation, the Trustees of General Electric Pension Trust, a New York common law trust, GE Investments Private Placement Partners II, A Limited Partnership, a Delaware limited partnership ("GEI" and collectively with Trefoil, the "PURCHASERS"), GE Investment Management Incorporated, a Delaware corporation and General Electric Company, a New York corporation (collectively, the "FILING PERSONS"), in respect of the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on August 12, 1996, as amended pursuant to Amendment No. 1 thereto filed on September 18, 1996, and Amendment No. 2 thereto filed on February 27, 1997 (collectively, the "SCHEDULE 13D"), relating to the common stock, par value $1.00 per share (the "Common Stock") of The Grand Union Company (the "COMPANY"), which is issuable upon conversion of the shares of the Company's Class A Convertible Preferred Stock, par value $1.00 per share (the "PREFERRED STOCK") purchased by Trefoil and GEI pursuant to, and subject to the conditions of, the Stock Purchase Agreement, dated as of July 30, 1996, by and among the Company, Trefoil and GEI (the "STOCK PURCHASE AGREEMENT"). Capitalized terms used herein without definition shall have the meanings given them in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         Item 5 of the Schedule 13D is hereby amended and supplemented to add the following:

         This Amendment No. 3 is filed in connection with the acquisition by The Roger Stangeland Family Limited Partnership (the "PARTNERSHIP"), of 60,000 shares of Preferred Stock at a purchase price of $50.00 per share (the "STANGELAND SHARES"), pursuant to the terms of a Stock Purchase Agreement, dated February 25, 1997, as amended by Amendment No. 1 thereto dated as of March 20, 1997 (as so amended, the "STANGELAND STOCK PURCHASE AGREEMENT"), between the Company and Roger Stangeland, Chairman of the Board of Directors of the Company ("STANGELAND").
Pursuant to a Stockholder Agreement, dated February 25, 1997 (the "STANGELAND STOCKHOLDER AGREEMENT"), among the Purchasers, Stangeland and the Company, Stangeland has granted to the Purchasers certain take-along rights, the Purchasers have granted to Stangeland certain tag-along rights, and the Purchasers and the Company have granted to Stangeland certain registration rights related to the Stangeland Shares and any shares of Preferred Stock, and Common Stock, if any, paid as dividends with respect to the Preferred Stock (collectively, "SECURITIES"), in each case as more fully described in Item 6 herein. Pursuant to an Addendum, dated as of March 20, 1997, to the Stangeland Stockholder Agreement (the "ADDENDUM"), the Partnership has succeeded to all of the rights, and has assumed all of the obligations, of Stangeland pursuant to the Stangeland Stockholder Agreement.

         The Purchasers disclaim any and all beneficial ownership of the Stangeland Shares or any additional Securities hereafter acquired by the Partnership in respect of the Stangeland Shares.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.
         --------------------------------------------------------

         Item 4(a) of the Schedule 13D is hereby amended and supplemented to add the following:

         On March 20, 1997, the Company consummated the sale to the Partnership of the Stangeland Shares pursuant to the terms of the Stangeland Stock Purchase Agreement. The Stangeland Shares are convertible into shares of Common Stock at a conversion price of $7.25 per share.

         Concurrently with the execution of the Stangeland Stock Purchase Agreement, the Purchasers entered into the Stangeland Stockholder Agreement. Pursuant to the Stangeland Stockholder Agreement, Stangeland has granted to the Purchasers certain take-along rights, the Purchasers have granted to Stangeland certain tag-along rights, and the Purchasers and the Company have granted to Stangeland certain registration rights related to the Securities then held by Stangeland, in each case as more fully described herein. Pursuant to the Addendum, the Partnership has succeeded to all of the rights, and has assumed all of the obligations, of Stangeland pursuant to the Stangeland Stockholder Agreement.

         TAKE-ALONG RIGHTS. The Stangeland Stockholder Agreement provides that if either Purchaser proposes to sell 50% or more of such Purchaser's aggregate holdings of Securities then held, in one transaction or a series of related transactions (other than through a sale of such shares in a public offering) to any third party, then the selling Purchaser shall have the option to require Stangeland to participate, pro rata in proportion to the number of shares of Securities owned by each of Stangeland and the other selling party or parties, in such transaction or series of related transactions on the same terms and conditions (including but not limited to obligations with respect to indemnification) as the selling Purchaser. Such take-along rights will terminate on the date on which the aggregate investment of the Purchasers in the Company is less than $50 million.

         TAG-ALONG RIGHTS. The Stangeland Stockholder Agreement further provides that if either Purchaser proposes to sell 50% or more of such Purchaser's aggregate holdings of the Securities then held, in one transaction or a series of related transactions (other than a sale of shares in a public offering), then Stangeland shall have a ten day option to require the selling Purchaser to provide, as a condition to its proposed sale, that Stangeland be given the right to participate, pro rata in proportion to the number of shares of Securities owned by each of Stangeland and the other selling party or parties, in such transaction or series of related transactions on the same terms and conditions (including but not limited to obligations with respect to indemnification) as the selling Purchaser. Such tag-along rights will terminate on the earlier of (i) the date that Stangeland owns less than 30,000 shares of Preferred Stock or
(ii) the date on which the aggregate investment of the Purchasers in the Company is less than $50 million.

         REGISTRATION RIGHTS. The Stangeland Stockholder Agreement further provides that if either Purchaser proposes to require the Company to register Securities then owned by such Purchaser for public sale pursuant the terms of the Registration Rights Agreement, dated as of July 30, 1996, among the Company and the Purchasers (whether a demand registration, in connection with a registration of securities for sale by the Company, or a registration on Form S-3), then Stangeland shall have a ten day option to require the selling Purchaser to include in its demand to the Company to register shares pursuant to such registration statement, shares of Securities then owned by Stangeland, pro rata in proportion to the number of shares of Securities owned by Stangeland and each other Purchaser demanding that its shares of Securities be included in such registration statement, on the same terms and conditions as the Purchasers. Such registration rights of Stangeland will terminate on the date that Stangeland owns less than 30,000 shares of the Preferred Stock.

         The Company has agreed, pursuant to the Stangeland
Stockholder Agreement, to so include shares of Securities owned by Stangeland in any such registration.

         The foregoing description of the Stangeland Stockholder
Agreement is qualified in its entirety by reference to the full text thereof, filed as Exhibit 1 hereto, and incorporated herein by reference and made a part hereof.

         In addition, the Purchasers and the Company also agreed, in order to permit and facilitate the sale of the Stangeland Shares, to enter into an Amendment No. 1, dated as of March 20, 1997, to the Stock Purchase Agreement, dated as of July 30, 1996, among the Company and the Purchasers (the "Amendment No. 1").
The Amendment No. 1 states that the Stangeland Shares are being issued and sold pursuant to the Stock Purchase Agreement, in addition to, and not in lieu of, all of the shares of Preferred Stock to be purchased by the Purchasers thereunder. The Amendment No. 1 does not otherwise alter any of the rights or obligations of any of Trefoil, GEI, Stangeland or the Company created pursuant to the Stock Purchase Agreement.

         The foregoing description of the Amendment No. 1 is qualified in its entirety by reference to the full text thereof, filed as Exhibit 2 hereto, and incorporated herein by reference and made a part hereof.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

Exhibit 1 -- Stockholder Agreement, dated as of February 25,
             1997, by and among The Grand Union Company,
             Roger Stangeland, Trefoil Capital Investors II, L.P., and GE Investment Private Placement Partners II, A Limited Partnership, including Addendum dated as of March 20, 1997.

Exhibit 2 -- Amendment No. 1, dated as of March 20, 1997, to the Stock Purchase Agreement, dated as of July 30,
             1996, among The Grand Union Company, Trefoil Capital
             Investors II, L.P., and GE Investment Private
             Placement Partners II, A Limited Partnership.




                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 20, 1997

                             TREFOIL CAPITAL INVESTORS II, L.P.
                             By:  Trefoil Investors II, Inc.,
                                a general partner


                             By: /s/ Robert G. Moskowitz
                                -----------------------------
                                Name:  Robert G. Moskowitz
                                Title:    Vice President


                             TREFOIL INVESTORS II, INC.


                             By: /s/ Robert G. Moskowitz
                                -----------------------------
                                Name:  Robert G. Moskowitz
                                Title:    Vice President


                            SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 20, 1997

                             GE INVESTMENT PRIVATE PLACEMENT
                             PARTNERS II, A LIMITED PARTNERSHIP
                             By:   GE Investment Management
                                   Incorporated, as general
                                   partner



                             By: /s/ Michael M. Pastore
                                -----------------------------
                                Name:  Michael M. Pastore
                                Title:    Vice President



                             GE INVESTMENT MANAGEMENT
                             INCORPORATED


                             By: /s/ Michael M. Pastore
                                -----------------------------
                                Name:  Michael M. Pastore
                                Title:    Vice President



                             GENERAL ELECTRIC COMPANY


                             By: /s/ John H. Myers
                                -----------------------------
                                Name:  John H. Myers
                                Title:    Vice President


                             SIGMA HEDGE PARTNERS, G.P.
                             By:   Delta PT Investors
Corporation,
                                a general partner


                             By: /s/ Michael M. Pastore
                                -----------------------------
                                Name:  Michael M. Pastore
                                Title:    Vice President



                             DELTA PT INVESTORS CORPORATION


                             By: /s/ Michael M. Pastore
                                -----------------------------
                                Name:  Michael M. Pastore
                                Title:    Vice President



                             EPSILON EQUITIES, INC.


                             By: /s/ Michael M. Pastore
                                -----------------------------
                                Name:  Michael M. Pastore
                                Title:    Vice President



                             GENERAL ELECTRIC PENSION TRUST


                             By: /s/ Alan M. Lewis
                                -----------------------------
                                Name:  Alan M. Lewis
                                Title:    Trustee


                          Exhibit Index

  DOCUMENT                                             PAGE
  -------                                              ----

Exhibit 1 -- Stockholders Agreement, dated as of         10
             February 25, 1997, by and among The
             Grand Union Company, Roger Stangeland,
             Trefoil Capital Investors II, L.P. and
             GE Investment Private Placement Partners
             II, A Limited Partnership, including
             Addendum dated as of March 20, 1997.

Exhibit 2 -- Amendment No. 1, dated as of March 20,      20
             1997, to the Stock Purchase Agreement,
             dated as of July 30, 1996, among The
             Grand Union Company, Trefoil Capital
             Investors II, L.P., and GE Investment
             Private Placement Partners II, A Limited
             Partnership.


                      STOCKHOLDER AGREEMENT

              Stockholder Agreement (this "AGREEMENT"), dated as of February 25, 1997, between Trefoil Capital Investors II, L.P., a Delaware limited partnership ("TREFOIL II"), GE Investment Private Placement Partners II, A Limited Partnership, a Delaware limited partnership ("GEIPPPII" and, collectively with Trefoil II, the "PURCHASERS")), Roger Stangeland, an individual ("STANGELAND" and, collectively with the Purchasers, the "STOCKHOLDERS"), and The Grand Union Company, a Delaware corporation (the "COMPANY").

                      W I T N E S S E T H:
                      - - - - - - - - - - -

              WHEREAS, pursuant to a Stock Purchase Agreement of even date herewith (the "PURCHASE AGREEMENT") by and among the Company and Stangeland, Stangeland will purchase an aggregate of 60,000 shares (the "STANGELAND SHARES") of Class A Convertible Preferred Stock, stated value $50.00 per share (the "PREFERRED STOCK"), of the Company;

              WHEREAS, the Purchasers are parties to a Stockholder Agreement (the "PURCHASERS STOCKHOLDER AGREEMENT"), and the Purchasers and the Company are parties to a Stock Purchase Agreement (the "PURCHASERS STOCK PURCHASE AGREEMENT") and a Registration Rights Agreement (the "PURCHASERS REGISTRATION RIGHTS AGREEMENT"), each dated as of July 30, 1996, creating certain rights and obligations among the parties thereto; and

              WHEREAS, in connection with the acquisition of the Stangeland Shares, and any other shares of the Preferred Stock and common stock, par value $1.00 per share, of the Company (the "COMMON STOCK") paid as dividends on such Stangeland Shares (collectively with the Preferred Stock, the "STANGELAND SECURITIES"), Stangeland will have the right to participate in the registration by the Company of shares of Preferred Stock and Common Stock to be sold by the Purchasers to include all or any portion of the Stangeland Securities for public sale in the United States as provided herein (the "STANGELAND REGISTRATION RIGHTS"); and

              WHEREAS, the Stockholders wish to provide for certain arrangements with respect to their shares of Securities;

              NOW, THEREFORE, in consideration of the foregoing, and the mutual agreements and covenants contained herein, the parties hereto agree as follows:

              1. DEFINITIONS. All terms defined herein in the plural form shall have correlative meanings in the singular form and vice versa. For purposes of this Agreement, the following terms shall have the respective meanings given below:

         "SECURITIES" means shares of the Preferred Stock and Common Stock paid as dividends on shares of Preferred Stock owned by any Stockholder.

         "VOTING STOCK" means the Common Stock, the Preferred
Stock and any other capital stock of the Company that is entitled to vote with the Common Stock on all matters submitted to the stockholders of the Company for voting.

              2.  Tag-Along Rights.
                  ----------------

              (a) If, at any time, either Purchaser proposes to sell shares of Securities representing 50% or more of such Purchaser's aggregate Securities then held, in one transaction or in any series of transactions (other than through a sale of such shares in a public offering), then such party (the "SELLING PARTY") shall notify Stangeland (the "TAG-ALONG SELLER"), describing in such notification the material terms of the proposed sale. The Tag-Along Seller shall have the option, exercisable by written notice to the Selling Party, within ten business days after the Selling Party notifies the Tag-Along Seller of its intention to effect such sale, to require the Selling Party to provide as part of its proposed sale that the Tag-Along Seller be given the right to participate, pro rata in proportion to the respective number of shares of Securities owned by each party, in such transaction or series of transactions on the same terms and conditions (including but not limited to obligations with respect to indemnification) as the Selling
Party, and, if such option is exercised by the Tag-Along Seller, the Selling Party shall not proceed with such sale unless the Tag-Along Seller is given the right so to participate.

              (b)  The provisions of this Section 2 shall
terminate on the earlier of (i) the date that Stangeland shall first own less than 30,000 shares of Preferred Stock, or (ii) date that the Purchasers shall first collectively own Securities
(r) with a stated value, in the case of Preferred Stock, or (s) valued at $7.25 per share, in the case of shares of Common Stock, equal to less than an aggregate of $50,000,000; PROVIDED, HOWEVER, that if on such date there shall be a sale of Securities previously commenced in which Stangeland shall have delivered written notice of his election to participate in such sale pursuant to this Section, then the provisions of this Section shall continue to apply and be enforceable until the earlier of
(x) the sale of Stangeland Shares pursuant to such transaction, or (y) the termination of such transaction by the Selling Party prior to its consummation.

              3.  Take-Along Rights.
                  -----------------

              (a) If, at any time, either Purchaser proposes to sell shares of Securities representing 50% or more of such Purchaser's aggregate Securities then held, in one transaction or in any series of transactions (other than through a sale of such shares in a public offering) to any third party (the "BUYER"), then such party (the "SELLING PARTY") shall have the right (the "TAKE-ALONG RIGHT") to require Stangeland to participate, PRO RATA in proportion to the respective number of shares of Securities owned by each party, in such transaction or series of transactions on the same terms and conditions (including but not limited to obligations with respect to indemnification) as the Selling Party. The Selling Party shall exercise the Take-Along Right by delivering written notice thereof to Stangeland, describing in such notification the material terms of the proposed sale.

              (b) On the closing date of the sale of Securities to the Buyer, the Selling Party and Stangeland shall deliver the certificates representing the Securities owned by it and him, in proper form for transfer with appropriate stock powers executed in blank attached and all documentary and transfer tax stamps affixed, against payment of the purchase price therefor. By delivering such certificates, the Selling Party and Stangeland each shall be deemed to represent and warrant that the Buyer will receive good title to the Securities transferred by them represented by such certificates, free and clear of all liens, security interests, pledges, charges, encumbrances, stockholders agreements, and voting trusts.

              (c)  The provisions of this Section 3 shall
terminate on the date that the Purchasers shall first collectively own Securities (i) with a stated value, in the case of Preferred Stock, or (ii) valued at $7.25 per share, in the case of shares of Common Stock, equal to less than an aggregate of $50,000,000; PROVIDED, HOWEVER, that if on such date there shall be a sale of Securities previously commenced in which a Selling Party shall have delivered written notice of its election to require Stangeland to participate in such sale pursuant to this Section, then the provisions of this Section shall continue to apply and be enforceable until the earlier of (i) the sale of Securities to the Buyer pursuant to such transaction, or (ii) the termination of such transaction by the Selling Party prior to its consummation.

              4.   Exercise of Demand Registration Rights.
                   --------------------------------------

              (a) If, at any time, either Purchaser elects to request or require the Company to register all or any of the Securities then owned by such Purchaser for public sale pursuant to the Purchasers Registration Rights Agreement (whether a Demand Registration, in connection with a registration of securities for sale by the Company, or a registration on Form S-3), such party (the "REGISTERING PARTY") shall notify Stangeland (the "TAG-ALONG REGISTRANT") and the Tag-Along Registrant shall have the option, exercisable by written notice to the Registering Party, within ten business days after the Registering Party notifies the Tag-Along Registrant of its intention to exercise such Demand Registration Right, to require the Registering Party to provide that the Tag-Along Registrant be given the right to participate in such registration, PRO RATA in proportion to the respective number of shares of Securities owned by the Registering Party, the other Purchaser, if such other Purchaser has elected to participate in such registration, and the Tag-Along Registrant, and, if such option is exercised by the Tag-Along Registrant, the Registering Party shall not proceed with such registration unless the Tag-Along Registrant is given the right so to participate.

              (b) The Company and Stangeland hereby agree that if the provisions of clause (a) of this Section 4 are complied with, that the Company will include the Securities of the Tag-Along Registrant in such registration on the same terms, and subject to the same conditions, including, among other things, delays in the filing and effectiveness of the registration, reductions and allocations of Securities among participants in the registration, and the payment of registration expenses, as the terms and conditions applicable to the Purchasers pursuant to the Purchaser Registration Rights Agreement, except as may be otherwise expressly set forth herein.

              (c)  The provisions of this Section 4 shall
terminate on the date that Stangeland shall first own less than 30,000 shares of Preferred Stock; PROVIDED, HOWEVER, that if on such date there shall be a registration of Securities previously commenced in which Stangeland shall have delivered written notice of his election to participate in such registration pursuant to this Section, then the provisions of this Section shall continue to apply and be enforceable until the earlier of (i) the sale of Stangeland Shares pursuant to such registration, or (ii) the withdrawal or abandonment of such registration prior to its effectiveness.

              5. LEGEND ON CERTIFICATES. Except as set forth herein to the contrary, the following legend shall be noted conspicuously on all certificates representing shares of Securities issued after the date hereof which are subject to the terms of this Agreement:

              The securities represented by this certificate have not been registered under the Securities Act of 1933 or the securities laws of any state and may not be sold or otherwise disposed of except pursuant to an effective registration statement under such Act and applicable state securities laws or an applicable exemption to the registration requirements of such Act or such laws.

              The Grand Union Company (the "COMPANY") will furnish without charge to each stockholder who so requests through the Company's principal office, a statement of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

              The securities represented by this certificate are subject to restrictions on transfer, as provided in: (i) a Stockholders Agreement dated as of February 25, 1997 among the Company and the purchasers executing the agreement (the "AGREEMENT"); and (ii) the Company's Certificate of Designation of Class A Convertible Preferred Stock Setting Forth the Powers, Preferences, Rights, Qualifications, Limitations and Restrictions of Such Class of Preferred Stock (the "CERTIFICATE"). Copies of the Agreement and the Certificate are on file with the Secretary of the Company and, upon request of any stockholder of the Company, will be made available to said stockholder.

              The securities represented by this certificate were issued pursuant to, and the holder hereof is entitled to certain rights and subject to certain obligations contained in, a Stockholders Agreement dated as of February 25, 1997, a copy of which is available for inspection at the principal office of the issuer hereof, and will be furnished without charge to the holder of such securities upon written request.

              6. CONSENT OF PURCHASERS. Each of the Purchasers agrees to provide its consent to Stangeland's acquisition of the Stangeland Shares on the terms and conditions set forth in the Purchase Agreement and this Agreement.

              7. ELECTION OF DIRECTORS. Stangeland hereby agrees, for as long as a majority of the Board of Directors of the Company shall consist of directors designated (other than disinterested directors) by the Purchasers, that Stangeland shall not exercise any right to which Stangeland would otherwise be entitled pursuant to the Company's Certificate of Designation of Class A Convertible Preferred Stock Setting Forth the Powers, Preferences, Rights, Qualifications, Limitations and Restrictions of Such Class of Preferred Stock to elect two directors voting separately as a class due to defaults in dividend payments.

              8. AFTER ACQUIRED SECURITIES. The provisions of this Agreement shall apply with equal force to any additional shares of Common Stock or Preferred Stock acquired by any Stockholder during the term of this Agreement.

              9.   BINDING EFFECT.  The provisions of this
Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, heirs, and personal representatives. Stangeland shall not sell, assign or otherwise transfer any interest in the Securities owned by him (other than pursuant to Sections 2, 3 or 4 hereof) unless each such transferee becomes a party to this Agreement and agrees to be bound by the terms hereof.

              10. ENTIRE AGREEMENT. This Agreement sets forth the entire understanding between the parties with respect to the subject matter hereof, and supersedes any existing agreements between them concerning such subject matter.

              11. NOTICES. Any notice under or relating to this Agreement shall be given in writing and shall be deemed sufficiently given when delivered by hand or by conformed facsimile transmission, on the second business day after a writing is consigned (freight prepaid) to a commercial overnight courier, and on the fifth business day after a writing is deposited in the mail, postage and other charges prepaid, addressed as follows:

         Trefoil II:        4444 Lakeside Drive
                            Burbank, California  91505
                            Attention:  Mr. Geoffrey T. Moore
                            Telecopy: (818) 842-3142

         with a copy to:    Fried, Frank, Harris, Shriver &
                              Jacobson
                            350 South Grand Avenue
                            Los Angeles, California 90071
                            Attention:  David K. Robbins, Esq.
                            Telecopy:  (213) 473-2222


         GEIPPPII:          GE Investment Management
                              Incorporated
                            3003 Summer Street
                            Stamford, Connecticut  06904
                            Attention:  Michael Pastore, Esq.
                            Telecopy: (203) 326-4177

         with a copy to:     Dewey Ballantine
                            1301 Avenue of the Americas
                            New York, New York 10019
                            Attention:  William J. Phillips, Esq.
                            Telecopy:  (212) 259-6333


         Stangeland:        Roger Stangeland
                            c/o The Vons Companies, Inc.
                            300 North Lake Avenue
                            Suite 925
                            Pasadena, CA  91101
                            Telecopy: (818) 304-2873

         the Company:       Chief Executive Officer
                            The Grand Union Company
                            201 Willowbrook Boulevard
                            Wayne, NJ  07470-0966
                            Attention:  Joseph J. McCaig
                            Telecopy:  (201) 890-6012

         with a copy to:    Counsel General
                            The Grand Union Company
                            201 Willowbrook Boulevard
                            Wayne, New Jersey  07470-0966
                            Attention:  John W. Schroeder, Esq.
                            Telecopy: (201) 890-6012

                            and

                            Fried, Frank, Harris, Shriver &
                              Jacobson
                            350 South Grand Avenue
                            Los Angeles, California 90071
                            Attention:  David K. Robbins, Esq.
                            Telecopy:  (213) 473-2222

or to such other address or facsimile number as either party may, from time to time, designate in a written notice given in like manner.

              12. MODIFICATION. This Agreement may only be modified by a written instrument duly executed by each party hereto.

              13. WAIVER. Any waiver by either party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. Any waiver of any provision of this Agreement must be in writing.

              14. HEADINGS. The headings to the sections of this Agreement are inserted for convenience only and shall not constitute a part hereof or affect in any way the meaning or interpretation of this Agreement.

              15.  SEPARABILITY.  If any provision of this
Agreement is invalid, illegal or unenforceable, the balance of this Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

              16. COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

              17.  GOVERNING LAW.  This Agreement shall be
governed by, and construed in accordance with, the laws of the State of New York.

              IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

                              TREFOIL CAPITAL INVESTORS II, L.P.
                              By:  Trefoil Investors II, Inc.
                                 its general partner


                              By /s/ Geoffrey T. Moore
                                 ------------------------------
                                 Name:  Geoffrey T. Moore
                                 Title:      Managing Director



                              GE INVESTMENT PRIVATE PLACEMENT
                              PARTNERS II, A LIMITED PARTNERSHIP
                              By:  GE Investment Management
                                 Incorporated


                              By: /s/ Michael M. Pastore
                                 ------------------------------
                                 Name:  Michael M. Pastore
                                 Title:      Vice President



                              /s/ Roger Stangeland
                              ----------------------------------
                              Roger Stangeland



                              THE GRAND UNION COMPANY


                              By: /s/ Joseph J. McCaig
                                 ------------------------------
                                 Name:  Joseph J. McCaig
                                 Title: President and Chief
                                       Executive  Officer



                ADDENDUM TO STOCKHOLDER AGREEMENT

     This Addendum to Stockholder Agreement is made to that certain Stockholder Agreement, dated as of February 25, 1997 (the "Agreement"), among Trefoil Capital Investors II, L.P., a Delaware limited partnership, GE Investment Private Placement Partners II, A Limited Partnership, a Delaware limited partnership, Roger Stangeland, an individual, and The Grand Union Company, a Delaware corporation (the "Company").

     The Stangeland Family Limited Partnership, a California limited partnership (the "Partnership") hereby acknowledges and agrees, in connection with its acquisition from the Company of 60,000 shares of the Class A Preferred Stock of the Company on the date hereof, as follows:

     1. The Partnership has succeeded to all of the rights, and hereby assumes all of the obligations, of Stangeland set forth in the Agreement.

     2. The Partnership hereby agrees to be bound by all of the terms of the Agreement formerly applicable to Stangeland, as contemplated by Section 9 of the Agreement.

     3. The term "Stangeland", wherever used in the Agreement, shall hereafter be deemed to refer to the Partnership in all respects.

     4.   The address for notices to the Partnership pursuant to
Section 11 of the Agreement is:

     Stangeland:     The Stangeland Family Limited Partnership
                     300 North Lake Avenue
                     Suite 925
                     Pasadena, CA 91101
                     Telecopy:  (818) 304-2873

     with a copy to: Munger, Tolles & Olson
                     355 S. Grand Avenue, 35th Floor
                     Los Angeles, CA 90071
                     Attention:  Steven L. Guise, Esq.
                     Telecopy:  (213) 683-3702

     5. The Partnership has full partnership power and authority to execute, deliver and perform this Addendum and the Agreement, and the execution, delivery and performance of this Addendum and the Agreement will not violate or, with or without notice or the passage of time constitute a breach of or default under the terms of (a) any governing agreement, certificate or other similar document of the Partnership, (b) any law, rule or regulation to which the Partnership is subject, or (c) any document or instrument to which the Partnership is a party or by which the Partnership is bound.

     The undersigned, duly authorized, hereby execute this Addendum and, thereby, the Agreement, on behalf of the Partnership on this 20th day of March, 1997.

                         THE STANGELAND FAMILY LIMITED
                           PARTNERSHIP, a California limited
                           partnership

                          By:  THE ROGER AND LILAH STANGELAND
                               LIVING TRUST
                                    Its:  General Partner


                               /s/ ROGER STANGELAND
                               ---------------------
                               By:  Roger Stangeland, Co-Trustee

                               /s/ LILAH STANGELAND
                               ---------------------
                               By:  Lilah Stangeland, Co-Trustee


Acknowledged and agreed as of
the date set forth above:


TREFOIL CAPITAL INVESTORS II, L.P.
By:  Trefoil Investors II, Inc.
Its: General Partner


By:  /s/ ROBERT G. MOSKOWITZ
     -----------------------
     Name:  Robert G. Moskowitz
     Title:    Vice President



GE INVESTMENT PRIVATE PLACEMENT
PARTNERS II, A LIMITED PARTNERSHIP
By:  GE Investment Management Incorporated
Its: General Partner


By:  /s/ MICHAEL M. PASTORE
     ----------------------
     Name:  Michael M. Pastore
     Title:    Vice President

           AMENDMENT NO. 1 TO THE STOCK PURCHASE AGREEMENT DATED AS OF JULY 30, 1996, AMONG THE GRAND UNION COMPANY, TREFOIL CAPITAL INVESTORS II, L.P., AND GE INVESTMENT PRIVATE PLACEMENT PARTNERS II, A LIMITED PARTNERSHIP

     Amendment (this "Amendment"), dated as of March 20, 1997, to the Stock Purchase Agreement (the "July Stock Purchase Agreement"), dated as of July 30, 1996, among each of (i) The Grand Union Company, a Delaware corporation (the "Company"), and
(ii) Trefoil Capital Investors II, L.P., a Delaware limited partnership ("Trefoil"), and GE Investment Private Placement Partners II, a Limited Partnership, a Delaware limited partnership ("GEI") (each, a "Purchaser" and, collectively, the "Purchasers"). Capitalized terms used herein without definitions shall have the meanings given them in the July Stock Purchase Agreement.

     WHEREAS, the Company has entered into a Stock Purchase Agreement, dated as of February 25, 1997, as amended as of the date hereof (the "Stangeland Stock Purchase Agreement"), between the Company and Roger Stangeland ("Stangeland") and the parties hereto have entered into a Stockholder Agreement (the "Stangeland Stockholder Agreement"), dated as of February 25, 1997, among Trefoil, GEI, Stangeland, and the Company;

     WHEREAS, the Purchasers desire to amend the July Stock
Purchase Agreement for the purpose of permitting and facilitating the transactions contemplated by the Stangeland Stock Purchase
Agreement and the Stangeland Stockholder Agreement;

     NOW, THEREFORE, in consideration of the foregoing, and the mutual agreements and covenants contained herein, the parties hereto agree as follows:

     Section 1. AMENDMENT. The July Stock Purchase Agreement is hereby amended to add a new ARTICLE 9 - CONSENT AND WAIVER, to read in full as follows:

                 "ARTICLE 9 - CONSENT AND WAIVER

     Section 9.1.  February Transaction Documents.

     (a) Notwithstanding anything else herein to the contrary, the Purchasers hereby authorize, approve and consent to the issuance and sale by the Company to Roger Stangeland ("Stangeland") of 60,000 shares of the Preferred Stock (the "Stangeland Shares"), on the terms and subject to the conditions contained in the Stock Purchase Agreement, dated as of February 25, 1997, as amended as of March 20, 1997 (the "Stangeland Stock Purchase Agreement"), between the Company and Stangeland and the Stockholder Agreement (the "Stangeland Stockholder Agreement" and collectively with the Stangeland Stock Purchase Agreement, the "February Transaction Documents"), dated as of February 25, 1997, between Trefoil, GEI, Stangeland, and the Company, and the issuance of additional shares of the Preferred Stock, or common stock of the Company, as dividends on outstanding shares of the Preferred Stock, as provided in the Certificate of Designation filed with the Secretary of State of the State of Delaware on September 5, 1996, setting forth the terms of the Preferred Stock.

     (b) The Company shall issue and sell the Stangeland Shares as set forth in the preceding paragraph. The Purchasers hereby acknowledge and agree that the issuance and sale of the Stangeland Shares is made by the Company pursuant to and in accordance with this Agreement, as amended.

     (c) The issuance and sale of the Stangeland Shares shall be in addition to, and not in lieu of, the shares of Preferred Stock to be purchased by the Purchasers hereunder. Except as specifically set forth in this Amendment, Stangeland shall not be deemed to be a beneficiary of this Agreement in any respect, or a successor to, assignee of, or otherwise entitled to enforce any of the rights or obligations of any of the parties to this Agreement."

     Section 2.     Miscellaneous.
                    -------------

          (a) NOTICES. Any notice under or relating to this Amendment shall be given in writing and shall be deemed sufficiently given when delivered by hand or by conformed facsimile transmission, on the second business day after a writing is consigned (freight prepaid) to a commercial overnight courier, and on the fifth business day after a writing is deposited in the mail, postage and other charges prepaid, addressed as follows:

     Trefoil II:    4444 Lakeside Drive
                    Burbank, California  91505
                    Attention:  Mr. Geoffrey T. Moore
                    Telecopy: (818) 842-3142

with a copy to:     Fried, Frank, Harris, Shriver & Jacobson
                    350 South Grand Avenue
                    Los Angeles, California 90071
                    Attention:  David K. Robbins, Esq.
                    Telecopy:  (213) 473-2222


     GEIPPPII:      GE Investment Management Incorporated
                    3003 Summer Street
                    Stamford, Connecticut  06904
                    Attention:  Michael Pastore, Esq.
                    Telecopy: (203) 326-4177

with a copy to:     Dewey Ballantine
                    1301 Avenue of the Americas
                    New York, New York 10019
                    Attention:  William J. Phillips, Esq.
                    Telecopy:  (212) 259-6333

     the Company:   Chief Executive Officer
                    The Grand Union Company
                    201 Willowbrook Boulevard
                    Wayne, NJ  07470-0966
                    Attention:  Joseph J. McCaig
                    Telecopy:  (201) 890-6012

with a copy to:     General Counsel
                    The Grand Union Company
                    201 Willowbrook Boulevard
                    Wayne, New Jersey  07470-0966
                    Attention:  John W. Schroeder, Esq.
                    Telecopy: (201) 890-6012

                    and

                    Ropes & Gray
                    One International Place
                    Boston, MA 02110
                    Attention:  Winthrop G. Minot, Esq.
                    Telecopy: (617) 951-7050

                    and

                    Fried, Frank, Harris, Shriver & Jacobson
                    350 South Grand Avenue
                    Los Angeles, California 90071
                    Attention:  David K. Robbins, Esq.
                    Telecopy:  (213) 473-2222

or to such other address or facsimile number as either party may, from time to time, designate in a written notice given in like manner.

          (b) BINDING EFFECT. The provisions of this Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, heirs, and personal representatives.

          (c) MODIFICATION. This Amendment may only be modified by a written instrument duly executed by each party hereto.

          (d) WAIVER. Any waiver by either party of a breach of any provision of this Amendment shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Amendment. Any waiver of any provision of this Amendment must be in writing.

          (e) HEADINGS. The headings to the sections of this Amendment are inserted for convenience only and shall not constitute a part hereof or affect in any way the meaning or interpretation of this Amendment.

          (f) SEPARABILITY. If any provision of this Amendment is invalid, illegal or unenforceable, the balance of this Amendment shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

          (g) COUNTERPARTS. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          (h) GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed and to be fully performed within the State of New York.

          IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first written above.

                              TREFOIL CAPITAL INVESTORS II, L.P.
                              By:  Trefoil Investors II, Inc.
                                 its general partner


                              By: /s/ Robert G. Moskowitz
                                 ----------------------------
                                 Name:  Robert G. Moskowitz
                                 Title:      Vice President



                              GE INVESTMENT PRIVATE PLACEMENT
                              PARTNERS II, A LIMITED PARTNERSHIP
                              By:  GE Investment Management
                                 Incorporated


                              By: /s/ Michael M. Pastore
                                 ----------------------------
                                 Name:  Michael M. Pastore
                                 Title:      Vice President



                              THE GRAND UNION COMPANY


                              By: /s/ Joseph J. McCaig
                                 ----------------------------
                                 Name:  Joseph J. McCaig
                                 Title:      President and Chief
                                             Executive Officer

    [Letterhead of Fried, Frank, Harris, Shriver & Jacobson]


March 21, 1997

By EDGAR
--------

Securities and Exchange Commission
450 Fifth Street
Washington, D.C.  20549

     Re:  The Grand Union Company;  Amendment No. 3 to Schedule 13D
          ---------------------------------------------------------

Gentlemen and Ladies:

     Transmitted herewith for filing on behalf of Trefoil Investors II, Inc., a Delaware corporation ("Trefoil") and the other reporting persons named therein (the "Reporting Persons"), in accordance with Regulation S-T under the Securities Exchange Act of 1934, as amended, is Amendment No. 3 to the Schedule 13D filed on August 12, 1996 (the "Schedule 13D") by the Reporting Persons, with regard to beneficial ownership of the common stock, $1.00 par value (the "Common Stock") of The Grand Union Company, a Delaware corporation.

     No fee is required in connection with this filing, and the original Schedule 13D was submitted by electronic filing.

     Please contact the undersigned at (213) 473-2055 or David
Robbins at (213) 473-2005 if you have any questions or comments regarding this filing.

                                   Very truly yours,
                                   /s/ Lauren Firestone
                                   --------------------
                                   Lauren Firestone

cc:  The Grand Union Company
     Michael J. McConnell
     Michael M. Pastore
     Joseph A. Smith
     David K. Robbins
     National Association of Securities Dealers, Inc.